Putnam Tax Exempt Income Fund, September 30, 2017 annual report

Because the electronic format for filing Form NSAR does not provide adequate space for responding to certain items correctly, the correct answers are as follows

Item 77M

Acquisition of Putnam Arizona Tax Exempt Income Fund and Putnam
Michigan Tax Exempt Income Fund

The purpose of the transaction was to combine three Putnam funds with substantially similar investment objectives and investment strategies into a single Putnam fund with a larger asset base and therefore potentially lower expenses for fund shareholders. On July 24, 2017, the fund issued 3,813,068, 65,324, 273,762,
102,445 and 357,256 class A, class B, class C, Class M and class Y shares, respectively, for 3,615,613, 62,038, 259,930, 97,264 and 339,108 class A, class B, class C, class M and class Y
shares of the Putnam Arizona Tax Exempt Income Fund to acquire that funds net assets in a tax-free exchange approved by the shareholders. The investment portfolio of Putnam Arizona Tax Exempt Income Fund, with a fair value of $39,698,551 and an identified cost of $37,245,661 at July 21, 2017, was the principal asset acquired by the fund. The net assets of the fund and Putnam Arizona Tax Exempt Income Fund on July 21, 2017, were $913,284,406 and $39,867,200, respectively. On July 21, 2017,
Putnam Arizona Tax Exempt Income Fund had undistributed net investment income of $20, accumulated net realized loss of $725,853 and unrealized appreciation of $2,452,890.
Also on July 24, 2017, the fund issued 6,475,964, 86,559,
436,196, 25,673 and 1,146,861 class A, class B, class C, Class M and class Y shares, respectively, for 6,127,537, 81,986, 413,429, 24,347 and 1,085,725 class A, class B, class C, class M and class Y shares of the Putnam Michigan Tax Exempt Income Fund to acquire that funds net assets in a tax-free exchange approved by the shareholders. The investment portfolio of Putnam Michigan
Tax Exempt Income Fund, with a fair value of $69,896,048 and an identified cost of $66,941,311 at July 21, 2017, was the principal asset acquired by the fund. The net assets of the fund and Putnam Michigan Tax Exempt Income Fund on July 21, 2017,
were $913,284,406 and $70,641,472, respectively. On July 21,
2017, Putnam Michigan Tax Exempt Income Fund had distributions in excess of net investment income of $523, accumulated net realized loss of $948,936 and unrealized appreciation of $2,954,738.
The aggregate net assets of the fund immediately following the acquisition were $1,023,793,078.
Information presented in the Statement of operations and changes in net assets reflect only the operations of Putnam Tax Exempt Income Fund.
Assuming the acquisition had been completed on October 1, 2016, the funds pro forma results of operations for the reporting period are as follows (unaudited):
Net investment Income
$34,943,517
Net gain(loss) on
investments
$(29,097,901)
Net Increase (decrease)
in net assets resulting
from operations
$5,845,616

Because the combined investment portfolios have been managed as a single portfolio since the acquisition was completed, it is not practicable to separate the amounts of revenue and earnings of Putnam Arizona Tax Exempt Income Fund and Putnam Michigan Tax Exempt Income Fund that have been included in the funds Statement of operations for the current fiscal period.